UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2007 (April 17, 2007)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696	36-2664428
(COMMISSION FILE NUMBER)	(IRS EMPLOYER IDENTIFICATION NO.)

777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into A Material Definitive Agreement

Effective April 17, 2007 the Registrant entered into the definitive Stock Purchase Agreement (the "Stock Purchase Agremeent") and Exclusive Marketing Agreement (the "Marketing Agreement") among the Registrant, Betty Rios Valencia and Agrofrut E.U. (the "Terms Sheet"). Pursuant to the Stock Purchase Agreement, the Registrant agreed to make a strategic investment of $750,000 for 5% ownership of Agrofrut, with the right to exchange Registrant common stock to acquire up to 100% of Agrofrut's remaining shares within 180 days. The number of Registrant Common Shares that would be delivered at Closing for 100% of Agrofrut will be determined by multiplying an independent valuation (subject to both an appropriate discount factor based on Agrofrut's stage of business development and on approval by the Registrant's Board of Directors) by .95 and dividing the result by the 110% of the 180-day weighted average price of CTT shares, for the period 90 days before the date of the Term Sheet and the period 90 days beginning on the date of the Term Sheet, as determined by the closing price and trading volume shown on the Consolidated Tape of the American Stock Exchange for each trading day in the 180-day period. The shares would be issuable as restricted shares.

Pursuant to the Marketing Agreement, for a period of 180 days from the date of the Agreement the registrant has the right to an exclusive "first-refusal" basis to exploit marketing rights worldwide for all Agrofrut products. In lieu of royalties or other payments, during the arrangement Agrofrut and the Registrant will engage in a division of revenues so that Agrofrut will receive 60% of marketing and sales proceeds and the Registrant will receive 40% of marketing and sales proceeds. Agrofrut has also agreed to consult with the Registrant during the period with respect to Agrofrut's output slate for Agrofrut products and all key elements of the included products. The Registrant and Agrofrut will mutually agree upon a milestone schedule of tasks to be completed for the development, production, marketing and distribution of each product and the relevant requirements therefor. Agrofrut will provide the Registrant with free access to all marketing and advertising materials prepared in connection with each product release, and the Registrant is free to utilize such materials in marketing the products.

Ms. Rios Valencia, the principal shareholder of Agrofrut, is the spouse of Ben Marcovitch, a director of the Registrant. Mr. Marcovitch did not participate in or vote on approval of the Agreement.

Agrofrut's proprietary technology uses the biomass waste of pineapples, sugar cane, oranges, grapefruits and other agricultural products to produce high quality, low cost nutraceutical ingredients. Agrofrut's valuable extraction technology produces nutraceutical ingredients such as bromelain and xylitol among other important by-products, including ethanol and other alternative fuels. Upon execution of the definitive Stock Purchase Agreement and payment of the investment, the Registrant and Agrofrut will share revenue from the sale of products on a 40/60% basis respectively. The Registrant's investment will be utilized by Agrofrut to accelerate expansion of Agrofrut's extraction capacity.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

10.2   Stock Purchase Agreement among Competitive Technologies, Inc., Betty Rios Valencia and Agrofrut E.U.

10.3   Exclusive Marketing Agreement among Competitive Technologies, Inc., Betty Rios Valencia and Agrofrut E.U.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**COMPETITIVE TECHNOLOGIES, INC.**
(Registrant)

Dated: April 19, 2007   By: /s/ John B. Nano
                                                         John B. Nano
                                                         Chairman and Chief Executive Officer

STOCK PURCHASE

AMONG

COMPETITIVE TECHNOLOGIES, INC.,
BETTY RIOS VALENCIA,

AND

<u>AGROFRUT E.U.</u>

APRIL 17, 2007

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is entered into as of April 17, 2007, by and among Competitive Technologies, Inc., a Delaware corporation ("CTT"), Betty Rios Valencia ("Agrofrut Shareholder") and Agrofrut E.U., a Colombian corporation ("Agrofrut").

WHEREAS, Agrofrut has developed proprietary technology for the extraction of micronutrients and nutraceutical compounds from organic materials and for certain other nanoprocessing of organic materials;

WHEREAS, CTT seeks to acquire the technology developed by Agrofrut and the nutraceutical compounds produced by Agrofrut and to be marketed by CTT;

WHEREAS, for these purposes, CTT is willing to make a strategic investment in Agrofrut and Agrofrut is willing to issue shares of Agrofrut voting common stock ("Shares") to CTT in return for CTT's strategic investment;

WHEREAS, in return for CTT's strategic investment in Agrofrut, Agrofrut is willing to issue CTT 5% (five percent) of Agrofrut's Shares and exclusive marketing rights, and Agrofrut Shareholder is willing to agree to exchange her Shares in Agrofrut with CTT for Shares in CTT in accordance with the terms of this Agreement, the accompanying Term Sheet and the Exchange Agreement and Ancillary Agreements that would fully implement the Term Sheet;

WHEREAS, CTT, Agrofrut Shareholder and Agrofrut are entering into a Term Sheet for an Exchange Agreement, dated as of the date hereof (the "Exchange Agreement"), which provides, among other things, for CTT's acquisition of all of the Shares of Agrofrut Shareholder (such exchange, along with the other transactions contemplated by the Exchange Agreement, are referred to as the "Transactions"), for CTT to have exclusive marketing rights to Agrofrut's Products and for Agrofrut to issue to CTT 5% (five percent) of Agrofrut's Stock as a strategic investment by CTT;

WHEREAS, as a condition and inducement to CTT's willingness to enter into the Term Sheet, CTT has requested that Agrofrut Shareholder agree to exchange all of Agrofrut Shareholder's Shares of Agrofrut Common Stock, par value $100 pesos colombianos per share (the "Common Stock"), for CTT stock upon the terms and subject to the conditions hereof; and

WHEREAS, in order to induce CTT to enter into the Term Sheet and this Agreement, Agrofrut Shareholder is willing to agree to the exchange pursuant to the Term Sheet;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1. <u>Purchase and Sale of Agrofrut Shares</u>. Upon execution of this Agreement, the Term Sheet and the Exclusive Marketing Agreement, Agrofrut shall deliver to CTT a certificate representing Shares of Agrofrut's common stock equal to 5% (five percent) of the Shares of Agrofrut's Common Stock that are issued and outstanding following Agrofrut's issuance of Shares of Common Stock to CTT in consideration of the purchase price set forth in this Agreement. The certificate representing the Agrofrut Shares of Common Stock shall have all the necessary documentary transfer tax stamps affixed thereto at the expense of Agrofrut. Agrofrut shall deliver the certificate representing the Shares to CTT upon payment by CTT.

2. <u>Conditions to Delivery of Shares</u>. Agrofrut's obligation to deliver 2,500 Shares representing 5% (five percent) of Agrofrut's Stock upon exercise of the Option is subject only to the conditions that (a) a disinterested majority of CTT's Board of Directors approve this transaction, (b) Agrofrut Shareholder, CTT and Agrofrut agree to the Term Sheet, (c) Agrofrut Shareholder, CTT and Agrofrut agree to the Exclusive Marketing Agreement, and (d) CTT pay Agrofrut $750,000 (Seven Hundred Fifty Thousand United States Dollars).

3. <u>Payment for Agrofrut Equity</u>. The parties agree that CTT shall pay Agrofrut the amount of $750,000 (Seven Hundred Fifty Thousand United States Dollars) as good, valuable and binding consideration to Agrofrut for the purchase of 5% (five percent) of Agrofrut's Shares of Common Stock, as consideration for entering into an Exclusive Marketing Agreement with CTT, and as consideration for Agrofrut Shareholder. If the Exchange Agreement does not close within 180 (one hundred eighty) days due to the fault of Agrofrut Shareholder or Agrofrut, then CTT shall have the greater of an additional 30 (thirty) days or 10 (ten) days after the fault of Agrofrut Shareholder or Agrofrut is remedied to close the Exchange Agreement.

4. <u>The Exchange</u>. Contemporaneously herewith, CTT, Agrofrut Shareholder and Agrofrut are entering into the Term Sheet for the Exchange Agreement. Subject to the other terms and conditions set forth herein, Agrofrut Shareholder, Agrofrut and CTT agree that CTT shall acquire all of the Agrofrut Shares of Common Stock amounting to 50,000 shares in exchange for the number of CTT's shares determined by (i) multiplying by .95 the amount of the independent valuation of Agrofrut that a disinterested majority of CTT's Board of Directors has approved; and (ii) dividing the result by 110% (One Hundred Ten Percent) of the 180-day (one hundred eighty) weighted average price of CTT shares, for the period 90 days before the date of this Term Sheet and the period 90 days beginning on the date of this Term Sheet, as determined by the closing price and trading volume shown on the Consolidated Tape of the American Stock Exchange for each trading day in the 180-day (one hundred eight) period ("CTT Share Value"). The Exchange shall close within 180 (one hundred eighty) days in accordance with the Term Sheet and the Agreement, and documents implementing the Term Sheet and consequent Exchange.

5.   Representations and Warranties of Agrofrut and Agrofrut Shareholder. Agrofrut and Agrofrut Shareholder represent and warrant to CTT that: (a) Agrofrut is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Colombia and has the requisite corporate power and authority to enter into and to perform this Agreement; (b) the execution and delivery of this Agreement by Agrofrut and Agrofrut Shareholder and the consummation by them of the transactions contemplated hereby have been duly authorized by Agrofrut's Board of Directors, and this Agreement has been duly executed and delivered by a duly authorized officer of Agrofrut and constitutes a valid and binding obligation of Agrofrut and Agrofrut Shareholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity; (c) Agrofrut and Agrofrut Shareholder have taken all necessary corporate actions to authorize and to reserve the Shares issuable under this Agreement, and the Shares, when issued and delivered as contemplated hereby, will be duly authorized, validly issued, fully paid and non-assessable, free of preemptive rights and with all necessary documentary transfer tax stamps affixed thereto at the expense of Agrofrut; (d) the execution and delivery of this Agreement by Agrofrut and Agrofrut Shareholder and the consummation by them of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of Agrofrut's certificate of incorporation or bylaws, or any material indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance or decree, or restriction by which Agrofrut or Agrofrut Shareholder or any of their respective properties or assets is bound; (e) no anti-takeover provision contained in the certificate of incorporation or bylaws of Agrofrut is, or shall be, applicable to any of the transactions contemplated by this Agreement, and Agrofrut's Board of Directors has taken all action to approve the transactions contemplated hereby to the extent necessary to avoid any such application to the Transactions and not violate any such provision or require any shareholder vote; (f) Agrofrut Shareholder and Agrofrut have taken all corporate and individual actions necessary so that the Option may be granted and subsequently exercised by CTT; (g) Agrofrut has no other Shares of Common Stock or any other equity or debt securities issued and outstanding other than the Shares of Agrofrut Common Stock that are subject to this Agreement or owned by Agrofrut Shareholder and subject to the Exchange provided for in the accompanying Term Sheet; and (h) Agrofrut has no subsidiary, parent or affiliated corporation or other affiliated entity.

6.   Representations and Warranties of CTT. CTT represents and warrants to Agrofrut Shareholder and Agrofrut that: (a) the execution and delivery of this Agreement by CTT and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CTT, and this Agreement has been duly executed and delivered by a duly authorized officer of CTT and constitutes a valid and binding obligation of CTT; (b) CTT is acquiring Agrofrut's Shares for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act; (c) CTT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Agreement; (d) the execution and delivery of this Agreement by CTT and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors

3

of Agrofrut and Agrofrut Shareholder, and this Agreement has been duly executed and delivered by a duly authorized officer of CTT and constitutes a valid and binding obligation of CTT, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity; (e) CTT has taken all necessary corporate action to authorize and to reserve the Shares issuable upon exercise of the Option and the Shares, when issued and delivered by CTT (upon closing of the Exchange and delivery of Agrofrut Shares by Agrofrut Shareholder as contemplated hereby), will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; (f) the execution and delivery of this Agreement by CTT and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of Agrofrut Shareholder's certificate of incorporation or bylaws, or any material indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance or decree, or restriction by which CTT or any of its subsidiaries or any of their respective properties or assets is bound; and (g) no anti-takeover provision contained in the certificate of incorporation or bylaws of CTT is, or shall be, applicable to any of the transactions contemplated by this Agreement, and the Board of Directors of CTT has taken all action to approve the transactions contemplated hereby to the extent necessary to avoid any such application to the Transactions and not violate any such provision or require any shareholder vote.

7. Covenants of Agrofrut Shareholder and Agrofrut. After the execution of this Agreement and the Term Sheet, Agrofrut Shareholder and Agrofrut covenant that they shall not take, and shall not allow to be taken, any of the following actions unless Agrofrut Shareholder and Agrofrut have both received the prior written approval of CTT: (a) amending the articles of incorporation, by-laws or corporate charter of Agrofrut; (b) sale or exchange of assets valued at more than $10,000 (U.S.) or intellectual property or other rights of Agrofrut; (c) sale or exchange of any interest in Agrofrut to a new owner; (d) taking any action which would cause the dilution of CTT's or the Exchange Party's interest in Agrofrut; (e) extending the purposes for which Agrofrut is organized or operating; (f) entering into any agreement for the sharing of profits or for joint ventures with any person or entity engaging in any business or venture with Agrofrut; (g) acquiring or merging with any business or executing any agreement to operate any business; (h) engaging in any other means of equity financing; (i) lending of Agrofrut funds; (j) filing or consenting to filing a petition for or against Agrofrut under any federal or state bankruptcy, insolvency or reorganization act; (k) establishing a program to allow one or more key employees to be awarded options or appreciation rights by Agrofrut; and/or (l) making any assignment for the benefit of creditors.

8. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

9. Specific Performance. Agrofrut Shareholder and Agrofrut acknowledge that if Agrofrut Shareholder and/or Agrofrut fail to perform any of their obligations under this Agreement, immediate and irreparable harm or injury would be caused to CTT for which money damages would not be an adequate remedy. In such event, Agrofrut Shareholder and Agrofrut agree that

CTT shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if CTT should institute an action or proceeding seeking specific enforcement of the provisions hereof, Agrofrut Shareholder and Agrofrut hereby waive the claim or defense that CTT has an adequate remedy at law and hereby agree not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Agrofrut Shareholder and Agrofrut further agree to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

   10. <u>Notice</u>. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or, if sent by facsimile transmission, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

If to CTT:

 Mr. John B. Nano
 President and Chief Executive Officer
 Competitive Technologies, Inc.
 777 Commerce Drive
 Suite 100
 Fairfield, CT 06825

With a copy to:

 Stephen Sale, Esq.
 Sale & Quinn, P.C.
 910 Sixteenth Street, N.W.
 Fifth Floor
 Washington, DC 20006-2992

If to Agrofrut:

 Agrofrut E.U.
 Carrera Primero Oest 717
 Apartado 1401
 Penta Teracita
 Cali, Colombia
 ATTN : Sra. Betty Rios Valencia
   President

If to Agrofrut Shareholder:

> Sra. Betty Rios Valencia
> Carrera Primero Oest 717
> Apartado 1401
> Penta Teracita
> Cali, Colombia

11. <u>Parties in Interest</u>. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than Agrofrut Shareholder, Agrofrut or CTT, or their successors, any rights or remedies under or by reason of this Agreement.

12. <u>In Pari Materia; Amendments</u>. This Stock Purchase Agreement shall be construed in conjunction with and to accord full effect to the Exclusive Marketing Agreement and Term Sheet executed simultaneously herewith, and to any Exchange Agreement and all Ancillary Agreements implementing the Term Sheet and Exchange Agreement, and together they contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such Transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

13. <u>Assignment</u>. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that CTT may assign its rights and obligations hereunder to a direct or indirect wholly owned subsidiary, but no such transfer shall relieve CTT of its obligations hereunder if such transferee does not perform such obligations.

14. <u>Headings</u>. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

15. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

16. <u>Facsimiles</u>. Facsimiles of original signatures of the parties shall be binding and shall be deemed original signatures for all purposes.

17. <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to principles of conflicts of law). Any action relating to this Agreement shall be brought in a court in the State of Connecticut.

18. <u>Termination</u>. This Agreement shall be terminable by CTT, at its option, in 180 (one hundred eighty) days if the Agreement is not performed due to the fault of Agrofrut or Agrofrut

Shareholder. All representations and warranties contained in this Agreement shall survive delivery of and payment for the Shares.

19. <u>Severability</u>. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, CTT, Agrofrut Shareholder and Agrofrut have caused this Agreement to be duly executed and delivered on the day and year first above written.

COMPETITIVE TECHNOLOGIES, INC.   AGROFRUT E.U.

/s/ John B. Nano   /s/ Betty Rios Valencia
_____   _____
John B. Nano   Betty Rios Valencia
President and Chief Executive Officer   President

                                        AGROFRUT SHAREHOLDER

Dated: April 17, 2007

                                        /s/ Betty Rios Valencia
                                        _____
                                        Betty Rios Valencia
                                        Individually

EXCLUSIVE MARKETING AGREEMENT

This Agreement (the "Agreement") is being entered into as of this 17th day of April, 2007, by and among the party of the first part COMPETITIVE TECHNOLOGIES, INC. ("CTT"), the party of the second part, AGROFUT E.U. ("AGROFRUT"), and the party of the third part, its sole shareholder BETTY RIOS VALENCIA ("AGROFRUT Shareholder"), and sets forth the terms and conditions of their agreement regarding CTT's acquisition of certain rights to AGROFRUT's nutraceutical Product output on an exclusive basis and certain other rights, all as more particularly set forth below. As used herein, the term "Parties" shall refer collectively to CTT, AGROFRUT and AGROFRUT Shareholder, and the term "Party" shall refer to CTT, AGROFRUT or AGROFRUT Shareholder individually. The Parties hereby agree as follows:

1.   SCOPE OF THE AGREEMENT: For good and valuable consideration as stated herein, receipt of which is hereby acknowledged, the Parties state the scope of their Agreement as follows:

a.   Exclusive First Refusal Obligation. During the Output Term (as defined herein), AGROFRUT shall submit to CTT, on an exclusive, "first-refusal" basis, all AGROFRUT Products (as defined herein) with respect to which CTT shall have the right to exploit Marketing Rights worldwide in accordance with the terms and conditions hereof. Each submission shall be made by AGROFRUT in accordance with the requirements and procedures set forth below. The term "AGROFRUT Product" shall mean an original nutraceutical Product: (i) to be produced or acquired for Product release by AGROFRUT; and/or (ii) to be otherwise released under the AGROFRUT name and/or logo and/or any other name and/or logo owned, operated or controlled by, or otherwise affiliated with, AGROFRUT, by itself or through a joint venture with another entity, in each instance for which AGROFRUT controls the Product Rights. A nutraceutical product shall be deemed to be an AGROFRUT Product on the first date upon which AGROFRUT produces or enters into an agreement to acquire the rights to cause such nutraceutical or other Product to be produced, acquired or otherwise released in accordance with the definition of an AGROFRUT Product hereunder (the "Production Date"). For purposes hereof, "first refusal" means that an AGROFRUT Product shall be submitted solely and exclusively to CTT for purposes of exploiting the Marketing Rights in and to such AGROFRUT Product before the same is submitted to any other person or entity. It is the essence of this Agreement that AGROFRUT will not submit any AGROFRUT Product to a third party for sale, marketing, acquisition, licensing, exploitation or any other use unless and until the AGROFRUT Product has been submitted to CTT hereunder, and CTT has declined to exploit the Marketing Rights to the AGROFRUT Product (a "Rejected Product"). An AGROFRUT Product for which CTT elects to exploit the Marketing Rights shall be referred to as an "Included Product."

b.   Grant of Rights. AGROFRUT hereby irrevocably grants, transfers, assigns and licenses to CTT the Product Rights worldwide (as defined in Paragraph 2 hereof) in and to each AGROFRUT Product during the Output Term (as defined herein) subject to, and in accordance with, the terms hereof.

c.   Output Term. The term "Output Term" shall mean the period commencing on the date hereof and expiring 180 (one hundred eighty) days from the date hereof; provided, however, that the Product Rights granted hereunder thereafter shall remain in effect in perpetuity so long as AGROFRUT's Shareholder and CTT engage in the Closing of the Exchange contemplated by the Term Sheet accompanying this Agreement.

2.   PRODUCT RIGHTS: The term "Product Rights" shall mean the exclusive Marketing Rights (as defined herein) to each of the AGROFRUT Products, and all rights necessary to distribute, to exploit, to advertise, to promote and to publicize such Marketing Rights of each AGROFRUT Product for worldwide exploitation. "Marketing Rights" shall mean the following: rights to sell, to distribute, to advertise, to supply and to control delivery of the Products and the Products' name, label, packaging or trade dress; *i.e.*, the overall appearance and commercial impression of the Products, in print media, point of sale, radio broadcast and television advertising, and in brochures, sales literature and nutraceutical promotional activities, including on-line nutraceutical promotional activities, for the Products.

3.   EQUITY INTEREST:

a. <u>AGROGRUT Common Stock</u>. CTT shall be entitled to receive from AGROFRUT five percent (5%) of the shares of AGROFRUT's Common Stock (the "Equity Interest"). The shares issued shall be referred to as the "Shares." Such Shares shall be issued pursuant to the Stock Purchase Agreement executed at the time of this Agreement.

4.   SUBMISSION PROCEDURES:

a. <u>Submission</u>. Not later than 10 (ten) business days following the Production Date of an AGROFRUT Product, AGROFRUT shall submit such AGROFRUT Product to CTT, along with a written notice ("Submission Notice"), from AGROFRUT to CTT.

b. <u>CTT's Response to Submission</u>. Within 10 (ten) days following receipt by CTT of a Submission Notice, together with samples of the Product and any marketing materials prepared by AGROFRUT (the "Response Period"), CTT will provide written notice to AGROFRUT as to whether CTT elects to exploit the Marketing Rights to such AGROFRUT Product. CTT's failure to respond within the Response Period shall be deemed to constitute CTT's rejection of such AGROFRUT Product, and such AGROFRUT Product shall thereafter be deemed to be a Rejected Product.

c. <u>Rejected Products</u>. With respect to each Rejected Product, AGROFRUT will have the option to arrange for the Marketing Rights to such Rejected Product to be acquired by third parties; provided, however, that prior to the time that AGROFRUT concludes any agreement to grant such rights to a third party, if there is a change in any of the elements of the Product, then AGROFRUT shall resubmit the Rejected Product to CTT in accordance with the terms of Paragraph 3.a. above (provided CTT shall have 10 (ten) days from the date of such resubmission to make its determination), and the Rejected Product shall not be submitted to any third party unless and until CTT has again declined to exploit said rights. All of CTT's right, title, and interest in and to each Rejected Product that is not required to be resubmitted to CTT pursuant to the terms of this Paragraph 3.c. shall revert to AGROFRUT automatically.

d. Submission by CTT. In addition to AGROFRUT's submissions hereunder, CTT shall have the right, but not the obligation, to order from AGROFRUT, at any time, nutraceutical Products for which CTT is willing to exploit the Marketing Rights. None of such Products shall be deemed an AGROFRUT Product hereunder unless and until AGROFRUT enters into a binding written agreement with CTT to produce or to acquire the rights to cause such Products to be produced, acquired or otherwise released in accordance with the definition of an AGROFRUT Product hereunder.

5. PAYMENTS AND DIVISION OF REVENUES:

a. Revenue Division. In lieu of royalties or other payments, AGROFRUT and CTT shall engage in a division of revenues so that AGROFRUT shall receive sixty percent (60%) of marketing and sales proceeds of AGROFRUT products, and CTT shall receive forty percent (40%) of marketing and sales proceeds of AGROFRUT products. Any revenues payable to AGROFRUT pursuant to this Agreement shall be paid on a monthly basis provided that, in each such case, each payment hereunder shall be accompanied by a revenue statement. The division of revenue pursuant to this Agreement shall be based on "Net Revenue" determined by application of Subparagraph (e) of this Paragraph. Revenue shall be determined on a "cash basis" at the time of receipt by CTT. No revenues will be payable by CTT to AGROFRUT on returns that are accepted and credited by CTT or by an affiliate of CTT, or on units of the Products distributed exclusively for demonstration or nutraceutical purposes, or for replacements. CTT shall have the right to retain a reasonable reserve from revenues for returned Products (provided that such reserve will be reviewed and, if appropriate, liquidated in good faith on a quarterly basis). To the extent that the actual returns to CTT or affiliates of CTT in any given quarter are greater than the expected returns based upon which CTT has adjusted any revenue payments, such difference will be withheld by or payable to CTT, as the case may be. No revenues will be payable on sales or other transactions between CTT and any affiliate of CTT until final sale of the Products by the affiliate of CTT. If CTT makes a revenue payment to AGROFRUT where CTT is subsequently required to refund or to reduce all or any part of the Net Sales collected by it, CTT shall have the right to a refund of overpayments of revenues made to AGROFRUT.

b. Books and Records Relating to Sales. CTT will maintain sufficient and accurate books and records relating to all transactions relevant to sales of the Products or in respect of which CTT is required to provide information in a revenue statement.

c. Inspection. CTT will permit a chartered accountant reasonably acceptable to CTT and appointed by AGROFRUT (the "AGROFRUT Accountant") to inspect the books and records maintained by CTT after 15 (fifteen) days notice at any reasonable time during normal business hours at AGROFRUT's expense and in such manner as not to interfere with the business of CTT for the purpose of verifying the correctness of the revenue statements and the payments made by CTT to AGROFRUT by way of revenue pursuant to this Paragraph. AGROFRUT shall not be entitled to make such inspections more frequently than on one occasion in each period of 12 (twelve) calendar months unless it can demonstrate that there are exceptional circumstances requiring such additional inspections. In the event that the AGROFRUT Accountant discovers an error of greater than 5% (five percent) in favor of AGROFRUT, AGROFRUT shall be entitled to reimbursement by CTT for the costs of such a review plus interest at 10% (ten percent) per annum.

d. <u>Nondisclosure</u>. Neither AGROFRUT nor the AGROFRUT Accountant shall disclose any information acquired as a result of any such examination or inspection to any person, firm or corporation other than to its employees, authorized representatives and as otherwise strictly necessary to enforce its rights hereunder.

e. <u>Net Sales</u>. "Net Sales" means the gross revenue (including advances) earned and actually received by or credited to CTT, or any affiliated or related entity thereof, from the sale, lease, license, distribution or other exploitation of the Product less the following (all of which shall collectively be known as the "Cost of Goods"): (i) actual, direct, third-party, out-of pocket charges or expenses incurred by CTT, or any affiliate or related entity thereof, in connection with transportation, handling, carriage, delivery, insurance, taxes (including withholding taxes and Value Added Tax), duties, tariffs, assessments, levies and other governmental and "pass-through" charges on or after sale of units of the Product; and (ii) any rebates or allowances (including allowances credited to resellers or distributors in respect to marketing and nutraceutical costs) paid by CTT in connection with the sale or distribution of the Product. If CTT earns revenue from distribution of a Product in combination or bundle with one or more other CTT products, such revenue will be allocated between that Product and such other products on a fair and reasonable basis taking into consideration the current or most recent wholesale prices of components of such compilation or bundle.

6.   CONSULTATION AND APPROVAL RIGHTS:

a. <u>AGROFRUT</u>. AGROFRUT shall meaningfully consult with CTT in good faith during the Output Term with respect to (i) AGROFRUT's output slate for AGROFRUT Products and (ii) all key elements of the Included Products. AGROFRUT shall advise CTT as to the status of pre-production, production and post-production of each Included Product on no less than a weekly basis. Without limiting the generality of the foregoing, AGROFRUT agrees to provide CTT with regular production status reports during the production period of each Included Product.

b. <u>CTT</u>. The parties shall mutually agree upon a milestone schedule of tasks to be completed for the development, production, marketing and distribution of each Product and the relevant requirements therefor (the "Milestone(s)"). AGROFRUT shall evaluate each relevant Milestone to determine whether the Milestone complies with the requirements established for each such Milestone. Once approved by AGROFRUT, such approval of the Milestone is not revocable.

7.   BOOKS AND RECORDS: AGROFRUT shall at all times maintain customary production books and records (including copies of third-party agreements and chain-of-title documentation) for each Included Product and shall, upon CTT's request, for a period of up to two (2) years after initial United States Product release of the applicable Included Product, provide CTT with reasonable access to review and to copy the same during reasonable business hours.

8.   DELIVERY: The term "Delivery" shall mean CTT's receipt and approval of copies of bills of lading, shipping manifests, customs declarations and other paperwork ("Delivery Items") relating to each Included Product by a date no later than two (2) weeks following delivery of each Included Product to CTT or to its domestic distributor ("Delivery Date"). Notwithstanding the foregoing, AGROFRUT agrees to use its best efforts to provide any Delivery Items to CTT as soon as is practicable. AGROFRUT agrees further to provide CTT reasonable access to production of an Included Product, on a non-interference basis. AGROFRUT agrees herein that the Delivery Items shall be fully paid for by AGROFRUT.

9.   MARKETING MATERIALS: AGROFRUT agrees herein to provide CTT with free access to all marketing and advertising materials, which have been prepared (and cleared by AGROFRUT), in connection with the Product release of each Included Product (provided, that any costs associated with duplication of such materials shall be borne by CTT hereunder). The Parties agree that CTT may use such marketing and advertising materials to promote, to advertise and to market all Products developed in connection with the applicable Included Product, subject to the contractual restrictions imposed by third parties. Subject to the prior approval of AGROFRUT, CTT agrees to use AGROFRUT logos in connection with all Products developed in connection with the applicable Included Product.

10.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF AGROFRUT AND AGROFRUT SHAREHOLDER: AGROFRUT and AGROFRUT Shareholder hereby represent, warrant and covenant to CTT as follows:

a. <u>Authority</u>. AGROFRUT is a corporation duly formed and validly existing in good standing under the laws of the Republic of Colombia and has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

b. <u>Duly Authorized</u>. The execution and delivery of this Agreement by AGROFRUT and the consummation by AGROFRUT of the transactions contemplated hereby have been duly authorized, and no other corporate or partnership proceeding or consent on the part of AGROFRUT is necessary to authorize this Agreement and the transactions contemplated hereby.

c. <u>No Liens</u>. No claims, liens, charges or encumbrances materially impair or materially and adversely affect the Product Rights or Products. AGROFRUT and AGROFRUT Shareholder hereby agree to provide CTT with written notice upon the creation of any claim, lien, charge or encumbrance, or any amendments or other modifications to any of the charges, liens, claims or encumbrances that would materially impair or have a material and adverse effect on the Product Rights. Such written notice will be sent in a timely manner and shall include a brief description of such claim, lien, charge or encumbrance. The Product Rights licensed to CTT hereunder, as of the date of this Agreement and hereafter, shall continue to be free and clear of any and all claims, liens, charges, encumbrances, restrictions, agreements, commitments and arrangements whatsoever which materially impair or materially and adversely affect CTT's rights hereunder to exploit the Product Rights.

d. <u>No Infringement</u>. With respect to each AGROFRUT Product and the advertising and marketing materials in connection therewith provided to CTT hereunder, and so long as such advertising and marketing materials are used in compliance with any restrictions on such materials specified by AGROFRUT to CTT: (i) the foregoing does not and will not contain any language or material which is libelous, slanderous or defamatory; and (ii) the foregoing will not, when used by CTT (or its distributors, customers and assigns) as authorized hereunder, violate, infringe upon or give rise to any adverse claim with respect to any common-law or other right (including, without limitation, any patent, copyright, trademark, trade name, service mark or trade secret) of any person or entity or violate any applicable law in a fashion which would adversely affect CTT's ability to exercise the Product Rights hereunder.

e. <u>No Payment Obligations</u>. CTT will not be obligated to make any payments to any third party, unless otherwise expressly specified in this Agreement or consented to in writing by CTT, in connection with the exercise by CTT or its licensees of the Product Rights.

f. <u>Copyrighted Material</u>. Except with respect to incidental public domain elements, and subject to the applicable provisions of applicable copyright law as of the date hereof and as it may change in the future, the copyright(s) in marketing materials or technical descriptions of each AGROFRUT Product and in the material upon which it is based or which is contained therein will be valid and subsisting during the Output Term for each AGROFRUT Product, and AGROFRUT has not done or permitted and will not do or permit any act or omission which would impair or diminish the validity or duration of any such copyright.

g. <u>No Conflicting Grant</u>. With respect to its Products, AGROFRUT has not granted and will not grant to any third person (i) any of the Product Rights granted to CTT hereunder nor (ii) any other rights which conflict with the Product Rights exclusively granted to CTT hereunder, and (iii) has not entered and shall not hereafter enter into any agreement which would violate or conflict with the Product Rights granted to CTT or the restrictions imposed upon AGROFRUT hereunder.

h. <u>Advertising</u>. CTT may use the names, labels and likenesses of all AGROFRUT Products in any and all advertising and marketing materials, and CTT will not be restricted in any way from using any of the names, labels and likenesses in connection with such advertising and marketing materials.

i. <u>Capitalization</u>. As of the date hereof, there are 50,000 shares of AGROFRUT's Common Stock issued and outstanding. Each share issued has been issued in conformity with applicable law.

11.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF CTT: CTT hereby represents, warrants and covenants to AGROFRUT as follows:

a. <u>Authority</u>. CTT is a corporation duly formed and validly existing in good standing under the laws of the State of Delaware and has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

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b. Duly Authorized. The execution and delivery of this Agreement by CTT and the consummation by CTT of the transactions contemplated hereby have been duly authorized, and no other corporate proceeding or consent on the part of CTT is necessary to authorize this Agreement and the transactions contemplated hereby.

c. Investment Experience. CTT represents that it is experienced in evaluating and investing in companies in a similar stage of development as AGROFRUT and acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of its investment pursuant to this Agreement. CTT is capable of evaluating the merits and risks of the investment in the Shares and can bear the risk of the loss of the entire Equity Interest. CTT has not been organized for the purpose of acquiring the Shares. CTT is an "Accredited Investor" as defined in the Securities Act of 1933, as amended.

d. Investment for Own Account. The Shares will be acquired for CTT's own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof. There is no contract or arrangement with any person to sell, transfer or grant participation to any third person with respect to the Shares.

12. INDEMNITY/INSURANCE:

a. AGROFRUT. AGROFRUT hereby agrees to indemnify, to defend and to hold harmless CTT, its subsidiaries and related companies, its licensees, distributors, affiliates and its customers, and their respective officers, directors, agents, and employees, from any and all third-party claims, actions or proceedings of any kind and from any and all damages, liabilities, costs and expenses (including reasonable legal fees and costs) relating to or arising out of any breach of any of the warranties, representations or agreements of AGROFRUT hereunder or any error or omission in any of the material or information furnished to CTT in accordance with this Agreement (except to the extent such claims, actions or proceedings give rise to CTT's indemnification obligations under this Agreement), or any injury or claim resulting from the sale or use of the Products.

b. CTT. CTT hereby agrees to indemnify, to defend and to hold harmless AGROFRUT, its parent, subsidiaries and related companies and affiliates, and their respective officers, directors, agents, and employees, from any and all third-party claims, actions or proceedings of any kind and from any and all damages, liabilities, costs and expenses (including reasonable legal fees and costs) relating to or arising out of any breach of any of the warranties, representations or agreements of CTT hereunder (except to the extent such claims, actions or proceedings give rise to AGROFRUT's indemnification obligations under this Agreement).

c. Insurance. AGROFRUT shall name CTT as an additional named insured under its errors and omissions ("E&O") and product liability insurance as appropriate.

13. REMEDIES:

a. AGROFRUT's Remedies. No action or omission by CTT shall constitute a breach of this Agreement unless AGROFRUT first notifies CTT in writing setting forth the alleged breach or default and CTT does not cure the same within 30 (thirty) days of being notified of such breach, with the exception of a breach of a payment obligation, which cure period shall be limited to five (5) days of being notified of such breach. If CTT breaches its obligations hereunder, the damage, if any, caused to AGROFRUT shall not be irreparable or sufficient to entitle AGROFRUT to injunctive or other equitable relief. Consequently, AGROFRUT's rights and remedies shall be limited to the right, if any, to obtain damages at law, and AGROFRUT shall not have any right in such event to terminate or to rescind this Agreement or any of the rights granted to CTT hereunder or to enjoin or to restrain the advertising, promotional, distribution, exhibition or exploitation of the AGROFRUT Products and/or any of CTT's rights hereunder.

b. CTT's Remedies. AGROFRUT acknowledges that the rights herein granted are of a special, unique, unusual, extraordinary and intellectual character giving them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law, and that a breach by AGROFRUT will cause CTT irreparable injury and damage. CTT shall be entitled to injunctive and other equitable relief to prevent any breach by AGROFRUT and to obtain any monetary damages at law available to CTT. CTT's payment of any compensation or performance of any obligation hereunder shall not constitute a waiver by CTT of any breach by AGROFRUT of any rights or remedies which CTT may have as a result of such breach; provided, however, that if such a breach by AGROFRUT (i) is inadvertent and non-recurring (*i.e.*, not intentional or repeated) and is by its nature reasonably curable and (ii) allowing AGROFRUT to cure such a breach will not result in additional expense to CTT, then AGROFRUT shall have a period of five (5) business days from the date of notice from CTT of such breach within which to cure such breach.

c. Remedies Cumulative. All remedies accorded herein or otherwise available to either Party hereto shall be cumulative, and no one such remedy shall be exclusive of, nor shall it be considered a waiver of, any other.

14. NOTICES: All notices shall be in writing and shall be delivered to the address(es) for notice set forth below or hereafter supplied by a Party to the other. Notices shall be effective on the date received if delivered by hand or by facsimile, on the next business day following delivery thereof to an air courier for overnight delivery, and on the third business day after deposit into the United States mail, postage prepaid.

If to CTT:

Mr. John Nano
President and Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive, Suite 100
Fairfield, CT 06825

With a copy to:

Stephen Sale, Esq.
Sale & Quinn, P.C.
910 Sixteenth Street, N.W.
Fifth Floor
Washington, DC 20006-2992

If to AGROFRUT:

Agrofrut E.U.
Carrera Primero Oest 717
Apartado 1401
Penta Teracita
Cali, Colombia
ATTN : Sra. Betty Rios Valencia, President

If to AGROFRUT Shareholder:

Sra. Betty Rios Valencia
Carrera Primero Oest 717
Apartado 1401
Penta Teracita
Cali, Colombia

15.   CONFIDENTIALITY: The Parties shall hold in confidence the proprietary information relating to AGROFRUT's Products and CTT's marketing and sales. Neither Party shall disclose, without the other Party's prior consent to any third party (other than its respective employees, directors, officers, attorneys and agents engaged in this transaction, in their capacity as such, on a need-to-know basis), any information with respect to proprietary information relating to AGROFRUT's Products and CTT's marketing and sales except: (a) to the extent necessary to comply with law or the valid order of a court of competent jurisdiction, in which event the party making such disclosure shall so notify the other party as promptly as practicable (if possible, prior to making such disclosure) and shall seek confidential treatment of such information; (b) as part of its normal reporting or review procedure to its affiliated company, banks, auditors, investment bankers, underwriters, third-party participants and/or attorneys (collectively, "Reporting Parties"), provided that such Reporting Parties agree to be bound by the provisions of this Paragraph; (c) in order to enforce its rights pursuant to this Agreement; and (d) when such information is otherwise publicly available.

16.   INITIAL PRESS ANNOUNCEMENT: The Parties agree that the timing and content of the initial announcement (if any) relating to the completion of this Agreement will be mutually coordinated and agreed upon before being issued by CTT, AGROFRUT or any third party.

17. **ASSIGNMENT:** AGROFRUT may not assign, transfer, sell, mortgage, pledge or hypothecate this Agreement, or any interest herein or rights hereunder, in whole or in part, either voluntary or by operation of law (including, without limitation, by merger or consolidation or otherwise), without the prior written consent of CTT, except that, with CTT's prior written consent, AGROFRUT may assign this Agreement to its successor or assigns, to any of its associated, affiliated and subsidiary companies or to an entity which acquires all or substantially all of its assets on the condition that assignee assumes all of AGROFRUT's obligations hereunder; provided, however, that AGROFRUT shall be entitled to assign from time to time its right to receive payments hereunder if such assignment is made pursuant to a signed, written payment direction.

18. **FURTHER INSTRUMENTS:** Each Party hereto shall duly execute and deliver to the other Party, any and all agreements, documents and instruments reasonably required by the other Party to carry out and to effectuate the purposes and intent of this Agreement.

19. **GOVERNING LAW/DISPUTE RESOLUTION:**

a. <u>Governing Law</u>. The substantive laws (as distinguished from the choice of law rules) of the State of Delaware and The United States of America applicable to contracts made and performed entirely in the State of Connecticut shall govern (i) the validity and interpretation of this Agreement, (ii) the performance by the Parties of their respective obligations hereunder, and (iii) all other causes of action (whether sounding in contract or in tort) arising out of or relating to this Agreement or to the termination of this Agreement.

b. <u>Dispute Resolution</u>. The Parties hereto agree that any dispute or controversy relating to this Agreement shall be decided by a court with jurisdiction in the State of Connecticut, and the Parties hereby submit to the jurisdiction of such court. The prevailing Party shall be entitled to collect from the other Party all of its legal expenses incurred in said matter including, without limitation, reasonable attorneys' fees and costs.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed the day and year first written above.

COMPETITIVE TECHNOLOGIES, INC. AGROFRUT E.U.

/s/ John B. Nano   /s/ Betty Rios Valencia

_____ _____
John B. Nano   Betty Rios Valencia
President and Chief Executive Officer   President

               AGROFRUT Shareholder

               /s/ Betty Rios Valencia

               _____
               Betty Rios Valencia